Exhibit 99.1

TSX: BEZ
ASX: BEZ

News Release

BESRA REDUCES ITS FULLY DILUTED SHARE CAPITAL BY OVER THIRTY-SIX  MILLION SHARES

Toronto, November 21, 2012 – Besra Gold Inc. (“ Besra” or the “ Company”) announced today the closing of its offer to amend its existing convertible and gold loan notes. The solicitation for consents to the Note Holders has been completed regarding the proposed amendments to:

(1) 8% Senior Secured Redeemable Gold Delivery Promissory Notes due May
   31, 2013, (Gold Loan Notes),

(2) 9% Unsecured Convertible Redeemable Notes due March 26, 2014,
 (2014 Notes), and the

(3) 8% Unsecured Convertible Redeemable Notes due May 6, 2015,
(2015 Notes).

Following the consent solicitation process, 41%, 40% and 90% of the outstanding principal amount of the Gold Loan Notes, 2014 Notes, and 2015 Notes, respectively, were amended into 8% Gold-Linked Notes due May 6, 2015.

Purpose of the Proposed Amendments

Holders of Gold Loan Notes who consented received notes that were amended to:

 • Cancel the obligation of the Company to make further gold deposits;

• Increase the principal amount of the note to reflect the value accrued under the Gold Loan Notes at the rate of US$1,750 per ounce of gold to be delivered up to maturity pursuant to the terms of the Gold Loan Note;

 • Entitle the holder to receive at maturity a price calculated so as to provide the holder with the benefit of 70% of the increase in the price of gold between the US$1,750 per ounce reference price and the price of gold at maturity in May 2015, subject to a minimum guaranteed maturity gold price of US$1,850 per ounce (the “ Gold Price Participation Arrangement”);

  • Provide the holder with a right to redeem their notes on May 31, 2013 and to receive that number of ounces of gold that note holder would have been entitled to had their note not been amended (or the cash equivalent thereof);

 • Extend the maturity date to May 6, 2015

Holders of 2014 Notes who consented received notes that were amended to:

  • Eliminate the right of the Holder to convert the Notes into common shares;

  • Entitle the holder to the Gold Price Participation Arrangement;

  • Reduce the interest rate payable to 8% per annum;

  • Extend the maturity date to May 6, 2015.

Holders of 2015 Notes who consented received notes that were amended to:

 • Eliminate the right of the Holder to convert the Notes into common shares;

  • Entitle the holder to the Gold Price Participation Arrangement.

The full details of the amendments to the Gold Loan Notes, the 2014 Notes, and the 2015 Notes are described in the Consent Solicitation Statement that was delivered to note holders and filed as a material document under the Company’s profile at www.sedar.com on November 8, 2012.

John Seton, CEO said he was extremely pleased with the high acceptance of the amended offer. The success of the offer fulfills the Company’s objective to reduce potential dilution to shareholders and to simplify its share capital. The fully diluted capital of the Company resulting from the acceptance of the amended offer has been reduced by over thirty-six million shares and reflects Besra’s desire to add value to shareholders on a per share basis.

Euro Pacific Capital, the investor representative earned corporate finance fees of approximately US$425,000, equal to 2% of the principal amount of the notes that were amended.

Besra is a diversified gold production and exploration company with four core assets; the properties are located in East Malaysia, Vietnam, and the Philippines.  The Company produces gold and operating cash from its two underground mines in central Vietnam. The Bau Gold Field is currently in full feasibility at Jugan Hill and has an established N1 43-101/JORC resource that’s expected to increase in the fourth quarter 2012 resulting from the Company’s current drilling program. The Company has an early stage exploration project at Capcapo in the northern Philippines.

Besra Gold Inc.

John A.G. Seton,

Chief Executive Officer

For further information contact:

James W. Hamilton

Vice President Investor Relations

Tel:         +1 - 416-572-2525

Tel:   +61 800 308 602 (Australia)

TF:         +1-888-902-5522

Fax:        +1- 416-572-4202

www.besra.com

ir@besra.com

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.